UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

NEBRASKA BOOK COMPANY, INC.

(Name of Applicant)

4700 South 19th Street

Lincoln, NE 68512

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE

INDENTURE TO BE QUALIFIED

Title of Class	Amount
15% Senior Second Lien Notes Due 2016	$100,000,000

Approximate date of proposed public offering:

On, or as soon as practicable following the Effective Date under the Third Amended Joint Plan of Reorganization of Nebraska Book Company, Inc., et. al. pursuant to Chapter 11 of the Bankruptcy Code

Mark W. Oppegard

Chief Executive Officer

Nebraska Book Company, Inc.

4700 South 19th Street

Lincoln, NE 68512

(Name and Address of Agent for Service)

Copies to:

Paul Zier, Esq.

Kirkland & Ellis LLP

300 N. LaSalle

Chicago, Illinois 60654

(312) 862-2000

The obligor hereby amends this Application (“Application”) for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

The following direct and indirect subsidiaries of Nebraska Book Company, Inc. are expected to be guarantors of the 15% Senior Second Lien Notes due 2016 (the “Expected Subsidiary Guarantors”) and are co-applicants on this Form T-3.

Table of Co-Applicants

Name of Expected Subsidiary Guarantor

Specialty Books, Inc.

NBC Textbooks, LLC

College Bookstores of America, Inc.

Campus Authentic, LLC

Net Textstore LLC

GENERAL

1.	General Information.

The form of organization of and the state or other sovereign power under the laws of which each applicant is organized are as follows:

Name	Form of Organization	Jurisdiction
Nebraska Book Company, Inc.	Corporation	Kansas
Specialty Books, Inc.	Corporation	Delaware
NBC Textbooks, LLC	Limited Liability Company	Delaware
College Bookstores of America, Inc.	Corporation	Illinois
Campus Authentic, LLC	Limited Liability Company	Delaware
Net Textstore LLC	Limited Liability Company	Delaware

The Company expects that, in connection with the consummation of the Plan of Reorganization, it will reincorporate in the state of Delaware.

2.	Securities Act Exemption Applicable.

The Company intends to offer, under the terms and subject to the conditions set forth in the Disclosure Statement (as may be amended or supplemented, the “Disclosure Statement”) and the accompanying Third Amended Joint Plan of Reorganization of Nebraska Book Company, Inc., et al. pursuant to Chapter 11 of the Bankruptcy Code (as amended or supplemented, the “Plan of Reorganization”) copies of which are included as Exhibits T3E-1 and T3E-2, respectively, to this application, 15% Senior Second Lien Notes due 2016 (the “New Take-Back Notes”) in an aggregate principal amount approximately equal to $100,000,000 and transferred to Holders of Allowed Senior Secured Notes Claims. The New Take-Back Notes will be issued pursuant to the indenture to be qualified under this Form T-3 (the “Indenture”), a copy of which will be filed as Exhibit T3C to this application. See “Article I.F.3 — Means for Implementation of the Plan – Issuance of New Take-Back Notes” in the Plan of Reorganization. Capitalized terms used herein and which are not otherwise defined herein shall have the meaning ascribed to them in the Plan of Reorganization.

Generally, Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act of 1933 (the “Securities Act”) and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan of reorganization with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Company believes that the offer of the New Take-Back Notes under the solicitation of acceptances for the Plan of Reorganization and the exchange of Allowed Senior Secured Notes Claims for New Take-Back Notes, together with certain other consideration, under the Plan of Reorganization will satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above. To the extent that the solicitation of acceptances of the Plan of Reorganization constitutes an offer of new securities not exempt from registration under Section 1145(a)(1) of the Bankruptcy Code, the Company will also rely on Section 4(2) of the Securities Act and, to the extent applicable, Regulation D promulgated thereunder.

AFFILIATIONS

3.	Affiliates.

(a) The following chart diagrams the Company’s current organizational structure:

(b) Subsidiaries. The Company owns, directly or indirectly, 100% of the issued and outstanding voting stock of each of the following entities:

Specialty Books, Inc.

NBC Textbooks, LLC

College Bookstores of America, Inc.

Campus Authentic, LLC

Net Textstore LLC

(c) Parent Company. NBC Acquisition Corp., the direct parent of the Company (“NBC Acquisition”), owns 100% of the issued and outstanding voting stock of the Company. Weston Presidio

Capital III, L.P., Weston Presidio Capital IV, L.P., WPC Entrepreneur Fund, L.P., and WPC Entrepreneur Fund II, L.P. (the “Weston Presidio Funds”) together own 36,455 of the issued and outstanding shares of NBC Acquisition voting stock directly. NBC Holdings Corp., the direct parent of NBC Acquisition (“NBC Holdings”) owns 517,639 issued and outstanding shares of NBC Acquisition voting stock.

Upon consummation of the Plan of Reorganization, the voting securities of the Company outstanding immediately prior to the Effective Date will be cancelled, and new voting securities will be issued to holders of claims as provided in the Plan of Reorganization. It is anticipated that, as of the Effective Date, on the basis of the Company’s knowledge of the present holdings of bankruptcy claims at the Company, funds under the management of Mast Capital Management, LLC (collectively, “Mast Capital”) and Del Mar Asset Management, LP (“Del Mar”), respectively, will each own 10% or more of the voting securities of the Company.

(d) Management of Parent Company. The following table sets forth a list of NBC Acquisition’s executive officers and directors who may be deemed to be affiliates of the Company by virtue of their positions at NBC Acquisition.

Name	Position
Mark L. Bono	Director
Mark W. Oppegard	Chief Executive Officer, Secretary and Director
Barry S. Major	President/Chief Operating Officer, NBC and Director
Alexi A. Wellman	Chief Financial Officer, Treasurer
Alan G. Siemek	Vice President
Kevin D. Harford	Secretary

(e) Parent Holding Company. Of the 513,439.23 shares of NBC Holding capital stock issued and outstanding, 495,981.03 shares, approximately 96.6%, are owned by the Weston Presidio Funds.

(f) Shareholders of Parent Holding Company. The sole general partner of the Weston Presidio Funds is a limited liability company of which Mark L. Bono is a member. Mr. Bono disclaims beneficial ownership of the shares held by the Weston Presidio Funds, except to the extent of his pecuniary interests therein.

(g) Management of Parent Holding Company. The following table sets forth a list of NBC Holdings’ executive officers and directors who may be deemed to be affiliates of the Company by virtue of their positions at NBC Holdings.

Name	Position
Mark L. Bono	Director
Mark W. Oppegard	Chief Executive Officer, Secretary and Director
Barry S. Major	President and Director
Alexi A. Wellman	Treasurer
Kevin D. Harford	Assistant Secretary

(h) Management of Company. Certain directors and executive officers of the Company may be deemed to be “affiliates” of the Company by virtue of their positions with the Company. See Item 4, “Directors and Executive Officers.”

(i) Management of Expected Subsidiary Guarantors. Certain directors and executive officers of an Expected Subsidiary Guarantor may be deemed to be “affiliates” of an Expected Subsidiary Guarantor by virtue of their positions with the Expected Subsidiary Guarantor. See Item 4, “Directors and Executive Officers.”

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

Current Directors and Officers. The names of all directors and executive officers of the Company and the Expected Subsidiary Guarantors as of the date of this application are set forth below. The mailing address and telephone number of each director and executive officer is c/o Nebraska Book Company, Inc., 4700 South 19th Street, Lincoln, NE 68512; telephone number (803) 396-3000.

Nebraska Book Company, Inc.

Name	Position
Mark W. Oppegard	Chief Executive Officer, Director
Barry S. Major	President, Chief Operating Officer, Director
Mark L. Bono	Director
Alexi A. Wellman	Senior Vice President, Treasurer, Chief Financial Officer
Alan G. Siemek	Senior Vice President - Finance & Administration, Assistant Secretary
Nathan D. Rempe	Senior Vice President, Chief Technology Officer
Michael J. Kelly	Senior Vice President - Textbook Division
Steven A. Clemente	Senior Vice President - College Bookstore Division
Kevin D. Harford	Secretary, Vice President - Administration

Specialty Books, Inc.

Name	Position
Mark W. Oppegard	Chief Executive Officer, Director
Barry S. Major	President, Director
Mark L. Bono	Director
Alexi A. Wellman	Treasurer
Kevin D. Harford	Secretary

NBC Textbooks, LLC

Name	Position
Mark W. Oppegard	Chief Executive Officer, Director
Barry S. Major	President, Chief Operating Officer, Director
Mark L. Bono	Director
Alexi A. Wellman	Treasurer, Chief Financial Officer
Alan G. Siemek	Assistant Secretary
Michael J. Kelly	Senior Vice President of Operations
Kevin D. Harford	Secretary

College Bookstores of America, Inc.

Name	Position
Mark W. Oppegard	Chairman of the Board, Assistant Secretary Director
Barry S. Major	Chief Executive Officer, President, Director
Mark L. Bono	Director
Alexi A. Wellman	Treasurer
Kevin D. Harford	Secretary

Campus Authentic, LLC

Name	Position
Mark W. Oppegard	Chief Executive Officer, Director
Barry S. Major	President, Chief Operating Officer, Director
Mark L. Bono	Director
Alexi A. Wellman	Treasurer, Chief Financial Officer
Alan G. Siemek	Assistant Secretary
Nathan D. Rempe	Vice President
Kevin D. Harford	Secretary

Net Textstore LLC

Name	Position
Mark W. Oppegard	Chief Executive Officer, Director
Barry S. Major	President, Chief Operating Officer, Director
Mark L. Bono	Director
Alexi A. Wellman	Treasurer, Chief Financial Officer
Alan G. Siemek	Assistant Secretary
Kevin D. Harford	Secretary

Directors and executive officers as of the Effective Date. The existing officers of the Company and the Expected Subsidiary Guarantors are expected to serve initially in their current capacities on and after the Effective Date. On the Effective Date, pursuant to the Plan of Reorganization the initial post-bankruptcy board of directors of the Company shall consist of (a) the Chief Executive Officer of the Company, (b) four members selected by the Senior Secured Notes Steering Committee and (c) two independent members unanimously approved by the Senior Secured Notes Steering Committee and the Company’s Chief Executive Officer. The existing directors of the Expected Subsidiary Guarantors are expected to serve initially in such capacity on and after the Effective Date. To the extent any person proposed to serve as a board member is an insider, as such term is defined in Section 101(31) of the Bankruptcy Code, the nature of any compensation for such person shall be disclosed by the debtors on or before the confirmation hearing. Each such director or officer shall serve from and after the Effective Date pursuant to the terms of the New Organizational Documents, including the Company’s charter, bylaws, or other constituent documents, and applicable state corporate law or limited liability company law.

The classification and composition of the board of directors of the Company shall be consistent with the Company’s charter and bylaws, which the Company will restate on the Effective Date.

The classification and composition of the board of directors of the Expected Subsidiary Guarantors shall be consistent with their respective charters, bylaws or other organizational documents.

5.	Principal Owners of Voting Securities.

Presented below is certain information regarding each person owning 10% or more of the voting securities of the Company as of the date of this Application:

As of the date of this Application for Qualification: NBC Acquisition Corp. owns 100% of the voting securities of the Company. The mailing address for NBC Acquisition Corp. is c/o NBC Acquisition Corp., 4700 South 19th Street, Lincoln, NE 68512.

It is anticipated that, as of the Effective Date, on the basis of the Company’s knowledge of the present holdings of bankruptcy claims at the Company, Mast Capital and Del Mar, each, will own 10% or more of the voting securities of the Company. The mailing address for Mast Capital is 200 Clarendon Street, 51st Floor, Boston, MA 02116. The mailing address for Del Mar is 711 Fifth Avenue, 5th Floor, New York, New York 10022.

UNDERWRITERS

6.	Underwriters.

(a) No person has acted as an underwriter of any securities of the Company within three years prior to the date of filing this Application.

(b) No person is acting as a principal underwriter of the New Take-Back Notes proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

7.	Capitalization.

(a) The following table sets forth information with respect to each authorized class of securities of the Company as of March 31, 2012:

Title of Class	Amount Authorized	Amount Outstanding
Common Stock	1,000	100
Senior Secured Notes due 2011	$200,000,000	$200,000,000
8 5/8% Senior Subordinated Notes due 2012	$175,000,000	$175,000,000

Under the current capital structure, each share of common stock is entitled to one vote. Upon consummation of the Plan of Reorganization, (i) the Senior Secured Notes due 2011 and the 8 5/8 Senior Subordinated Notes due 2012 will be cancelled and (ii) the shares of the Company’s common stock outstanding immediately prior to the Effective Date will be cancelled. Upon consummation of the Plan of Reorganization, the New Take-Back Notes, new shares of the Company’s common stock, warrants to purchase shares of the Company’s new common stock will be issued in accordance with the Plan of Reorganization.

(b) The following table sets forth information with respect to each authorized class of securities of the Expected Subsidiary Guarantors as of March 31, 2012:

Expected Subsidiary Guarantor	Title of Class	Amount Authorized	Amount Outstanding
Specialty Books, Inc.	Common Stock	100	100
NBC Textbooks, LLC	Membership Interest	100%	100%
College Bookstores of America, Inc.	Common Stock	10,000	1,481
Campus Authentic, LLC	Membership Interest	100%	100%
Net Textstore LLC	Membership Interest	100%	100%

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions.

The New Take-Back Notes will be subject to the Indenture among the Company, the guarantors named therein and Wilmington Trust National Association, as trustee (the “Trustee”). The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C herewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

Note, certain information regarding the length of cure periods and the percentage of noteholders required to take certain actions is currently being negotiated and will be included in a future amendment to this Form T-3.

(a) Events of Default; Withholding of Notice of Default.

The occurrence of any of the following events will constitute an Event of Default under the Indenture:

(i) default for          consecutive days in the payment when due of interest on the New Take-Back Notes;

(ii) default in payment when due of the principal of or premium, if any, on the New Take-Back Notes;

(iii) failure by the Company or any of its Restricted Subsidiaries for          calendar days after written notice thereof has been given to the Company by the Trustee, or to the Company and the Trustee by Holders of at least     % of the aggregate principal amount of the New Take-Back Notes then outstanding, to comply with certain of the covenants the identity of which are currently being negotiated in the Indenture (except (x) in the case of a default with respect to Section 3.16 (Financial Covenant), Article 4 (Limitation on Merger and Consolidation) and[Section 11.2 (Limitation on Liability; Termination, Release and Discharge) which shall constitute an Event of Default with such notice requirement but [without such passage of time requirement][with a          day cure period]) and (y) the covenants and agreements referenced in clause (iv) immediately below, in which case, the cure period referenced in such clause shall apply);

(iv) failure by the Company or any of its Restricted Subsidiaries for          calendar days after written notice thereof has been given to the Company by the Trustee, or to the Company and the Trustee by Holders of at least     % of the aggregate principal amount of the New Take-Back Notes then outstanding to comply with any of the other covenants or agreements (except (x) the covenants referenced in clause (iii) immediately above, in which case, the cure period referenced in such clause shall apply and (y) in the case of a default with respect to Section 3.16 (Financial Covenant), Article 4 (Limitation on Merger and Consolidation) and Section 11.2 (Limitation on Liability; Termination, Release and Discharge) which shall constitute an Event of Default with such notice requirement but [without such passage of time requirement] and [with a          days cure period]);

(v) a default under any Indebtedness of the Company or any Restricted Subsidiary thereof which is (x) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness (“Payment Default”) or (y) results in the acceleration of such Indebtedness prior to its maturity (the “cross acceleration provision”) and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $15.0 million or more or its foreign currency equivalent at the time;

(vi) any final judgment or judgments which can no longer be appealed for the payment of money in excess of $15 million (net of any amounts that a reputable and creditworthy insurance company has acknowledged liability for in writing) shall be rendered against the Company or any Significant Subsidiary thereof, and shall not be discharged for any period of 60 days during which a stay of enforcement shall not be in effect;

(vii) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries;

(viii) any Subsidiary Guarantee, Collateral Document or other obligation under the Intercreditor Agreement ceases to be in full force and effect (except as contemplated by the terms of the Indenture and the terms of the Subsidiary Guarantees) or any Subsidiary Guarantee, Collateral Document or other obligation under the Intercreditor Agreement is declared to be null and void and unenforceable or any Guarantee of a Subsidiary Guarantor is found to be invalid or any of the Subsidiary Guarantors denies its liability under its Guarantee, the Indenture, any Collateral Document or the Intercreditor Agreement and the Company fails to cause such Subsidiary Guarantor to rescind such denials or disaffirmations within 30 days; or

(ix) with respect to any Collateral having a fair market value in excess of $5.0 million, individually or in the aggregate, (A) the failure of the security interest with respect to such Collateral, at any time, to be perfected and in full force and effect for any reason other than in accordance with their terms and the terms of this Indenture or the Intercreditor Agreement and other than the satisfaction in full of all obligations under the Indenture and discharge of this Indenture if such Default continues for 60 days or (B) the assertion by the Company or any Subsidiary Guarantor, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable, provided that such failure or assertion shall not constitute an Event of Default until the Trustee or the Holders of at least     % of the aggregate principal amount of the New Take-Back Notes then outstanding notify the Company of the Default and the Company does not cure such Default within the timeframe specified in this clause (x).

If an Event of Default (other than an Event of Default arising from clause (vii) listed above) shall have occurred and be continuing, then the Trustee or the Holders of not less than     % in aggregate principal amount of the New Take-Back Notes then outstanding may declare to be immediately due and payable the entire principal amount of all the New Take-Back Notes then outstanding plus accrued interest to the date of acceleration and the same shall become immediately due and payable subject to the Intercreditor Agreement provided, however, that after such acceleration but before a judgment or decree based on acceleration is obtained by the Trustee, the holders of a not less than a majority in aggregate principal amount of outstanding New Take-Back Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than nonpayment of principal, premium, if any, or interest that has become due solely because of the acceleration, have been cured or waived as provided in the Indenture.

No such rescission shall affect any subsequent Default or Event of Default or impair any right consequent thereto. In case an Event of Default arising from clause (vii) listed above shall occur and be continuing, the principal, premium and interest amount with respect to all of the New Take-Back Notes shall be due and payable immediately without any declaration or other act on the part of the Trustee or the Noteholders.

Holders of not less than a majority in principal amount of the New Take-Back Notes then outstanding shall have the right to waive past Defaults or Events of Default under the Indenture except a Default or Event of Default in the payment of the principal of, or interest or premium, if any, on any Note. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of the Indenture; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereto.

If a Default or Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to each Noteholder notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment of the principal of, or premium, if any, or interest on any Note, the Trustee may withhold the notice if and so long as the board of directors of the Trustee, a committee of its board of directors or a committee of its Trust Officers in good faith determine(s) that withholding the notice is in the interests of the Noteholders.

(b) Authentication and Delivery of New Take-Back Notes; Application of Proceeds.

The New Take-Back Notes may be executed on behalf of the Company by any of the following Officers of the Company: the Chief Executive Officer, the Chief Financial Officer, the Treasurer, the President or any Vice-President. The signature of these Officers on the New Take-Back Notes may be by facsimile or manual signature in the name and on behalf of the Company. A New Take Back Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the New Take Back Note has been duly and validly authenticated under the Indenture. The Trustee shall, upon a written order of the Company signed by two Officers of the Company or an Officer of the Company and Assistant Treasurer or Assistant Secretary of the Company, authenticate the New Take-Back Notes for original issue. The Trustee may appoint an authenticating agent to authenticate the New Take-Back Notes. An authenticating agent may authenticate the New Take-Back Notes whenever the Trustee may do so unless limited by the appointment of such agent.

The New Take-Back Notes will be issued to Holders of Allowed Senior Notes Claims (as defined in the Plan of Reorganization) pursuant to the Plan of Reorganization. As a result, the Company will not realize any proceeds from such issuance.

(c) Release of Collateral.

The Liens on the Collateral shall be released with respect to the New Take-Back Notes and the Subsidiary Guarantees, as applicable, (1) in whole, upon payment in full of the principal of, together with interest and premium, if any, on the New Take-Back Notes, (2) in whole, upon satisfaction and discharge of the Indenture, (3) in whole, upon a legal defeasance as set forth in the Indenture; (4) in part, as to any property constituting Collateral (A) that is sold or otherwise disposed of by the Company or any of the Subsidiary Guarantors in a transaction permitted by the Collateral Documents and not prohibited by the Indenture; (B) that is cash or Net Available Cash withdrawn from the Collateral Account for any one or more permitted purposes or for any other expenditures not prohibited by the Indenture; (C) upon any release, sale or disposition (other than in connection with a cancellation or termination of the ABL Credit Agreement or Term Loan Agreement without a replacement thereof) of such Collateral pursuant to the terms of the ABL Credit Agreement or Term Loan Credit Agreement resulting in the release of the Lien on such Collateral securing the ABL Credit Agreement or Term Loan Agreement; or (D) otherwise in accordance with, and as expressly provided for under, the Intercreditor Agreement and the Collateral Documents and not prohibited by the Indenture; (5) in whole as to all Collateral that is owned by a Subsidiary Guarantor that is released from its Subsidiary Guarantee in accordance with the Indenture; and (6) with the consent of holders of

75% in aggregate principal amount of the New Take-Back Notes; provided, that, in the case of any release in whole pursuant clauses (1) through (3) above, all amounts owing to the Trustee under the Indenture, the New Take-Back Notes, the Subsidiary Guarantees, the Collateral Documents and the Intercreditor Agreement have been paid.

(d) Satisfaction and Discharge.

The Indenture shall cease to be of further effect (except as to surviving rights of registration of transfer or exchange of New Take-Back Notes herein expressly provided for) and the Trustee, on written demand of and at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of the Indenture, (i) when either (A) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for Cancellation or (B) all such New Take-Back Notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable within one year, or are to be called for redemption within one year, under arrangements reasonably satisfactory to the Trustee for giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee in trust an amount of U.S. legal tender or non-callable U.S. Government Obligations sufficient to pay and discharge the entire Indebtedness on such New Take-Back Notes not theretofore delivered to the Trustee for cancellation, for the principal of, premium, if any, and interest on the New Take-Back Notes to the date of maturity or redemption, as the case may be, together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption as the case may be; (ii) the Company has paid or caused to be paid all other sums payable under the Indenture by the Company; (ii) no Default or Event of Default shall have occurred or be continuing on the date of such deposit or shall occur as a result thereof and such deposit shall not result in an event of default under the ABL Credit Agreement, Term Loan Agreement or any other material instrument of the Company or Subsidiary Guarantor; and (iv) the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of the Indenture have been complied with.

(e) Evidence of Compliance with Conditions and Covenants.

The Company shall deliver to the Trustee within 120 days after the end of each fiscal year of the Company an Officers’ Certificate stating that in the course of the performance by the signers of their duties as Officers of the Company they would normally have knowledge of any Default or Event of Default and whether or not the signers know of any Default or Event of Default that occurred during such previous fiscal year. If they do, the certificate shall describe the Default or Event of Default, its status and what action the Company is taking or proposes to take with respect thereto. The Company shall deliver to the Trustee, as soon as possible and in any event within 30 days after the Company becomes aware of the occurrence of any Event of Default or an event which, with notice or the lapse of time or both, would constitute an Event of Default, an Officers’ Certificate setting forth the details of such Event of Default or Default, its status and the actions which the Company is taking or proposes to take with respect thereto.

9.	Other Obligors.

Each of the Company’s wholly-owned direct or indirect subsidiaries set forth below are expected to be guarantors of the New Take-Back Notes.

Specialty Books, Inc.

NBC Textbooks, LLC

College Bookstores of America, Inc.

Campus Authentic, LLC

Net Textstore LLC

The address for each such subsidiary is c/o Nebraska Book Company, Inc. 700 South 19th Street, Lincoln, NE 68501.

Contents of application for qualification. This application for qualification comprises:

(a) Pages numbered one to 15, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of Wilmington Trust National Association, Trustee under the Indenture to be qualified (filed herewith as Exhibit T3G).

(c) The exhibits listed on the Index to Exhibits attached hereto in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Nebraska Book Company Inc., a corporation organized and existing under the laws of the State of Kansas, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Lincoln, and State of Nebraska, on the 17th day of April, 2012.

Nebraska Book Company, Inc.

Attest:	/s/ Barry S. Major	By:	/s/ Mark W. Oppegard

	Name: Barry S. Major		Name: Mark W. Oppegard
	Title: Chief Operating Officer		Title: Chief Executive Officer

INDEX TO EXHIBITS

Exhibit	Description

Exhibit T3A*	Certificate of Incorporation, as amended, of Nebraska Book Company, Inc., filed as Exhibit 3.1 to Nebraska Book Company, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-48221), is incorporated herein by reference.

Exhibit T3B*	First Restated By-laws of Nebraska Book Company, Inc., filed as Exhibit 3.2 to Nebraska Book Company, Inc.’s Form 10-Q for the quarter ended September 30, 2003 (File No. 333-48221), is incorporated herein by reference.

Exhibit T3C†	Form of Indenture governing the New Take-Back Notes.

Exhibit T3D	Not applicable.

Exhibit T3E-1*	Disclosure Statement for the Third Amended Joint Plan of Reorganization of Nebraska Book Company, Inc., et al., Chapter 11 of the Bankruptcy Code filed as Exhibit 99.2 to NBC Acquisition Corp.’s Form 8-K filed on April 17, 2012 (File No. 333-48225) is incorporated by reference herein.

Exhibit T3E-2*	Third Amended Joint Plan of Reorganization of Nebraska Book Company, Inc. and its Debtor Affiliates under Chapter 11 of the Bankruptcy Code, filed as Exhibit 99.1 to NBC Acquisition Corp.’s Form 8-K filed on April 17, 2012 (File No. 333-48225) is incorporated by reference herein.

Exhibit T3F†	Cross-reference sheet.

Exhibit T3G*	Form T-1 qualifying Wilmington Trust National Association as Trustee under the Indenture to be qualified pursuant to this Form T-3.

*	Filed herewith.
†	To be filed by amendment.